Form 10-K, Exhibit 13
period 1994-09-30
PYRAMID TECHNOLOGY CORP
filed 1994-12-22
CIK 714865

                                  EXHIBIT 13.1


               Annual Report to Shareholders for the fiscal year
                            ended September 30, 1994

[LOGO]                          PYRAMID TECHNOLOGY 1994 Annual Report






                                     SERVING INTERNATIONAL MARKETS WITH THE

                                     RIGHT PEOPLE, THE RIGHT PRODUCTS, THE RIGHT

                                     TECHNOLOGIES, AND THE RIGHT PARTNERS




                                 [PHOTO]

FINANCIAL HIGHLIGHTS

Year ended September 30,
(in thousands)                                                      1994             1993             1992
- - ----------------------------------------------------------------------------------------------------------
Total revenues                                                  $218,515         $233,698         $192,226
Investment in research and development activities:
    Research and development expenses                             25,488           27,831           28,371
    Additions to capitalized software development costs            9,223            8,695            6,051
- - ----------------------------------------------------------------------------------------------------------
                                                                  34,711           36,526           34,422
Net income (loss)*                                               (22,413)           8,634          (59,707)
Cash and short-term investments                                   42,209           31,358           26,458
Working capital                                                   81,917           76,780           50,116
Total assets                                                     190,713          191,658          176,191
Shareholders' equity                                            $136,038         $137,616         $117,729
- - ----------------------------------------------------------------------------------------------------------

*Fiscal 1992 includes restructuring charges of $41,180,000.


CORPORATE PROFILE

Founded in 1981, Pyramid Technology Corporation delivers mid-range to high-end open enterprise servers that provide the performance required to run very large databases, critical on-line transaction processing applications, complex decision support programs, and corporate-wide messaging systems. Pyramid's business-critical solutions, comprising hardware platform technology, software solutions, and strategic professional services, enable large cor-porations worldwide to migrate from proprietary data centers to open systems. Some of the world's largest UNIX(R) relational databases run on Pyramid's fault-resilient systems, based on a symmetric multiprocessing (SMP) architecture that combines an enhanced UNIX operating system with RISC processor technology. A leader in scalable, open systems that provides top price/performance and increased system throughput, Pyramid is committed to delivering reliability, availability, and serviceability across its products and services.

Unix is a registered trademark of UNIX System Laboratories, Inc. in the U.S.A. and other countries.

Pyramid Technology:  1994 Annual Report     1

THE RIGHT DIRECTION. Pyramid Technology closed fiscal year 1994 with strong forward momentum, evidence that our strategies for the open enterprise client/server market continue to be on target. Pyramid's strategy to address the computing needs of the global market center on four key objectives: aggressively increasing our direct sales force to address the business issues faced by our customers; strengthening our focus on global business opportunities by securing global partnerships; placing greater resources and emphasis on specific vertical markets; and refining our support services to encompass project management, system integration, and training to ensure our customers' success. In our three key regions -- the Americas, Europe, and Asia-Pacific -- this strategic focus should help us balance the business cycle fluctuations and competitive pressures of conducting business in a multinational setting. THE RIGHT PEOPLE. We believe that bringing together the right people -- employees, customers, and partners -- is vital to our continued success. This year, we focused on strengthening the Pyramid team by recruiting seasoned management professionals to our executive staff and adding an experienced base of direct sales and professional service employees. Existing customers continued to validate our direction, product strategy, and service offering through repeat business, while new customers chose Pyramid systems to run their business critical, enterprise-wide applications. Our partnerships with Siemens Nixdorf Informationssysteme AG (Siemens Nixdorf), and International Computers Limited (ICL), and our joint venture with Fujitsu Australia Limited (FAL) broadened our resources and reach, while our existing partnerships with Oracle, Informix, Sybase, and Ingres helped distin-guish our product offering. THE RIGHT TECHNOLOGY Pyramid continues to develop and deliver products -- based on the very latest technologies -- to meet the evolving information management challenges faced by today's global 2000 companies. In fiscal year 1994, we introduced the Pyramid Nile 100 and Pyramid Nile 150 scalable, enterprise servers targeting the mid-range and high-end open enterprise server market. THE RIGHT TIME Pyramid offers powerful solutions that support very large databases running critical on-line transaction processing applications (OLTP), and more recently, enterprise-wide messaging and decision support for essential business operations. In addition, we are continuing to extend our technology with massively parallel architecture for future product generations that will complement our existing offering. With the right customers and the right partners, Pyramid continues to move in the right direction.

Pyramid Technology:  1994 Annual Report     2


LETTER TO SHAREHOLDERS

Despite a difficult year, Pyramid Technology closed fiscal year 1994 with strong forward momentum, evidence that our strategies for the open enterprise client/server environment are on target. In the past 12 months, Pyramid forged important strategic part-nerships that strengthened our financial outlook and extended our global business operations and reach. We introduced and received broad acceptance for our new enterprise server family, the Pyramid Nile Series.(TM) We further bolstered our direct sales force and won business from a number of new and repeat customers around the world. Most significantly, in fiscal year 1994 we concentrated on strengthening our overall offering by bringing together the right people, the right products, and the right services
- - -- all at the right time.


FINANCIAL PERFORMANCE

While we are encouraged by this progress, fiscal year 1994 proved to be a challenging year for Pyramid. As part of a long-term strategy to reduce costs and improve operating efficiencies over the past five years, we had been reticent to invest significant resources in our direct sales force. In ramping up to introduce our Pyramid Nile Series last fiscal year, we re-evaluated this strategy and made a substantial commitment to grow our sales organization by adding seasoned sales management and personnel to our worldwide staff. This growth in staff, however, did not keep pace adequately with our needs, particularly in light of declining business with Pyramid's traditional OEM partners. In addition, we discovered that because of the complexity and number of partners involved in selling more sophisticated systems to global 2000-class companies, the typical sales cycle extended to 9 to 12 months, longer than Pyramid had experienced in the past.

    Our financial performance for the year fell short of expectations as a result of these and other develop-ments, but we are encouraged by the progress made in the last two quarters to revitalize our operations and to return the Company to a growth position. For the year ended September 30, 1994, revenues were $218,515,000 compared with $233,698,000 for fiscal year 1993. Net loss for fiscal 1994 was $22,413,000, or $1.66 per share, compared with net income of $8,634,000, or $0.67 per share, in fiscal 1993.


INDUSTRY-LEADING TECHNOLOGY

Indications that we are on the right track involve our leadership on the technology front, and our corre-sponding ability to win new and repeat business at major corporations worldwide. We introduced a powerful new family of enterprise servers with the high-end Pyramid Nile 150 in October 1993. As one of the industry's highest performance open enterprise servers, it was met with enthusiastic acceptance. We have sold an increasing number of very large Nile 150 configurations in multi-system clusters running Oracle Parallel Server -- validation that our systems are used to run the most critical business applications. We are already receiving repeat orders from our existing Nile customers, which is extremely gratifying this early in the product life.

    In May, we expanded the breadth of Pyramid Nile solutions with the introduction of the Pyramid Nile 100. Designed and priced for mid-range customers, the Nile 100 allows customers to run business-critical applications without investing in a large-scale system. In the first full quarter following introduction, we shipped as many Nile 100 servers as we did Nile 150 systems. The Nile 150 and Nile 100 are fully compatible and can operate on the same network for distributed data sharing and easy migration.

    We have continued to expand our Customer Services organization to include a broader comple-ment of services required to support mission-critical systems -- from standard hardware maintenance to project management, capacity planning, and training. We believe that Customer Services will play an increasingly important role in our offering and will contribute to our revenue in the future.


BROAD CUSTOMER ACCEPTANCE

We continued to focus our sales, service, and support activities on a select group of vertical markets, including finance, telecommunications, hospitality, government, healthcare, and manufacturing, winning significant new and repeat business in these markets. In the telecommunications field, where we have long held a leadership role, we now count a number of the

Pyramid Technology:  1994 Annual Report     3


world's premier telecommunications companies as our customers, including Ameritech, Telecom Australia, Bell Atlantic, British Telecom, DACOM, Korea PC Telecom, Southwestern Bell, US West, and Vodafone.

    Key among our new customers in fiscal year 1994 were Chrysler Corporation, Morgan Grenfell & Co. Ltd., Standard & Poor's, and the Stock Holding Corporation of India Limited (SHCIL). A growing number of existing customers also validated our technology direction, product strategy, and commitment to customer service with additional orders. Key among these were Fidelity Investments, which is now one of our largest and most complex installations, and Sharp Electronics, a Pyramid customer from our earliest days.


STRATEGIC ALLIANCES

Forging strong alliances and partnerships is crucial to our business. During fiscal year 1994, we made significant progress in extending our partnerships around the world. One of our most significant new transactions involves an expansion to our cooperative agreement with Siemens Nixdorf. The new arrangement, completed in September 1994, is a critically important corporate development for Pyramid -- cementing an already significant OEM relationship, endorsing our next-generation massively parallel processing (MPP) technology direction, strengthening the Company's financial position through an equity sale, and extending our global business operations and reach.

    Another important alliance involves our ongoing relationship with Fujitsu Limited. In May, we formed a joint venture between Pyramid Technology Australia PTY, Ltd. and Fujitsu Australia Limited, called Pyramid Data Centre Systems, that allows us to deliver targeted, scalable, enterprise solutions to large Australian companies migrating to open systems. This is the first joint venture of this magnitude in Australia.

    To provide strategic direction in key areas of our business, we are continuing to add selectively to our worldwide management team. In September 1994, S. Boyd Pearce Jr., a veteran of IBM and more recently of the Teradata/NCR/AT&T Corporation's, Development Center, joined Pyramid as Vice President of Marketing. In addition, David Koch was named Vice President of European Sales, based in the United Kingdom, and Raymond Chiu was named General Manager for Asia, based in Hong Kong. Finally, Kent L. Robertson, Pyramid's former Chief Financial Officer, rejoined the Company as Senior Vice President, Chief Financial Officer, and Secretary.

    According to market analysts, the market for high-end open systems, selling for $350,000 or more, is expected to be one of the fastest growing segments of the computer industry. At no time in our history has the market opportunity appeared so strong. Our commitment to introduce new technologies every 12 to 18 months to meet evolving market needs -- as we did with the Pyramid Nile Series
- - -- is on track. Development is progressing for the introduction of our next generation of servers -- based on a massively parallel processing architecture
- - -- that will complement our symmetric multiprocessing family.

    While fiscal year 1994 was a challenging year for the Company, we are confident we have taken the necessary short-term and long- term measures to position Pyramid for future growth by bringing together the right people, the right products, and the right services -- all at the right time.

[PHOTO]

/s/ Richard H. Lussier
    ------------------

RICHARD H. LUSSIER
Chairman and Chief Executive Officer

Pyramid Technology:  1994 Annual Report     4


The Americas region remains one of the most dynamic markets for Pyramid's scalable, enterprise-wide servers. Pyramid's strong list of satisfied North American customers validates our technology strength. We are successfully developing and introducing products and services to meet our customers' evolving needs -- from on-line transactions processing (OLTP) to decision support and data warehousing, to enterprise-wide messaging. We believe the company we keep says a great deal about our commitment to meeting the mission-critical information processing needs of major corpo-rations. Corporations such as Chrysler, MCI, Oxford Health Plans, and Standard & Poor's have joined Allied Signal, Chemical Bank, EDS, Fidelity Investments, First Boston, John Hancock, Private Healthcare Systems, Southwestern Bell, Toronto Stock Exchange, and US West as Pyramid customers. By relying on Pyramid's fault- resilient, scalable, enterprise-wide servers, these industry-leading companies have increased the responsiveness and profitability of their operations.

Pyramid Technology:  1994 Annual Report     5




                                [PHOTO]



                                 THE AMERICAS REMAIN A PRIMARY FOCUS FOR PYRAMID

                                 HIGH-END SYSTEMS. DURING FISCAL 1994, WE ADDED

                                 A NUMBER OF IMPRESSIVE NEW CUSTOMERS TO OUR

                                 GROWING PORTFOLIO OF MULTINATIONAL BUSINESSES.

Pyramid Technology:  1994 Annual Report     6



[PHOTO]

PHOTO CAPTION:
AMERICAS' PARTNER: ORACLE CORPORATION Pyramid's advanced platform for Oracle technology continues to lead the industry in scalability, performance, and functionality. "Our mutual customers demand seemless integration with their mainframe systems and mission-critical support needed to implement large-scale solutions. The technology exchange between Oracle and Pyramid this past year has resulted in the successful delivery of highly available production business systems," says Ray Lane, President, Worldwide Operations, Oracle Corporation.


BUILDING A STRONG CUSTOMER BASE WITH PARTNERSHIPS

US West Mass Markets Organization, located in Phoenix, Arizona, provides all sales, service, product development, and marketing throughout US West's 14 state region. US West needed to build a comprehensive decision support system to understand the needs of their customers and to create new products to address those needs. "At US West our decision support system will ultimately span the globe. Pyramid gives us the open environment, performance, and configuration flexibility that we needed to implement a very large data warehouse. Oracle reduces our in-house development effort by providing many of the application tools and database management components that we need to complete the solution," says Stephen A. Archuleta, Director of Systems, US West Mass Market Service Delivery.

    Private Healthcare Systems, a major player in the managed health care industry, is responsible for providing accurate and timely decision support information to member insurance companies. To help them maintain their leadership position, Private Healthcare Systems chose the combined power of the Pyramid Nile 150 and the flexibility of Oracle's relational database technology. According to Chris Carreira, Director of Operations and Technical Support, Private Healthcare Systems, "There were few tools on the market that could handle both the growth and diversity of Private Healthcare. The new health care scenario required both a high-capacity and scalable hardware platform and a powerful database." Private Healthcare Systems had already selected Oracle as its database vendor. "We needed a hardware platform that would complement Oracle and would give us an integrated solution," states Carreira. "Pyramid's partnership with Oracle and cooperation on Oracle7 and the Oracle Parallel Server played an important role in our decision to go with Pyramid."

    This is further evidence that we are not only attracting customers with our leading platform technology, but also with complete system solutions that address specific market requirements. Our partnerships with Information Builders Incorporated, Informix Software, Oracle, Prism Solutions, SAS, and others allow us to provide very high-performance solutions for a wide range of business needs.


JOINT SUCCESS WITH CUSTOMERS

"We provide solutions to our customers that help them gain a competitive advantage, and therefore become more successful in their marketplace," says Mitch Mandich, Senior Vice President, North American

Pyramid Technology:  1994 Annual Report     7


Sales. By greatly expanding the direct sales force, Pyramid is reaching new customers more effectively and efficiently than ever in the Company's history. "We are proud of our customers, and our joint success has resulted in strong customer endorsement for Pyramid's capabilities," adds Mandich.


[PHOTO]

PHOTO CAPTION:
AMERICAS' PARTNER: EDS EDS -- both customer and partner to Pyramid -- installed five Pyramid Nile systems to run several of its business-critical applications. Marty McGuinness, EDS Vice President of Manufacturing, Strategic Business Unit, sees "tremendous interest in migrating business-critical applications to open systems platforms -- particularly on the Pyramid platform."


EDS AND PYRAMID: A PLATFORM OF CHOICE

The relationship between Pyramid and EDS paid off in business advantages for both companies and our mutual customers. EDS -- both a Pyramid customer and partner -- is a world leader in the application of information technology to improve business performance. EDS delivers a broad range of services -- from initial consulting through system integration to outsourcing of the finished installation. EDS's Corporate Information Services (CIS) group plays a vital role in the development and delivery of these services. Recently, the EDS CIS group chose Pyramid Nile servers to run several of its business-critical applications. Additionally, EDS has partnered with Pyramid in accounts such as Detroit Diesel, National Car Rental, and BlueCross BlueShield.


PYRAMID AND ORACLE: KEY TECHNOLOGY EXCHANGE

Global market demands are shaping our customers needs for information services today. The combined resources of Oracle's advanced relational database management systems and Pyramid's enterprise-level servers, give customers access to leading-edge technology and a distinct competitive advantage. Both companies maintain a full staff of engineers dedicated to collaborative engineering, rapid development, delivery, and support of products for Pyramid platforms. Pyramid's advanced platform for Oracle technology continues to lead the industry in scalability, performance, and functionality. "Our mutual customers demand seemless integration with their mainframe systems and mission-critical support needed to implement large-scale solutions. The technology exchange between Oracle and Pyramid this past year has resulted in the successful delivery of highly available production business systems," says Ray Lane, President, Worldwide Operations, Oracle Corporation.


CUSTOMER SERVICES ADVANTAGE

Customer services are a key element of our corporate strategy. The past year's emphasis has strengthened our Customer Services organization putting the customer at the core of our business. Our support centers use the latest technologies to diagnose and correct system problems. Pyramid's commitment to superior customer satisfaction is backed by our large support staff, which is available 24 hours per day, seven days per week, to help resolve customer issues quickly. At Pyramid, excellence in customer service is more than a slogan, it is part of an overall philosophy of total customer satisfaction that we promote and protect.

Pyramid Technology:  1994 Annual Report     8


No single company can address all the information processing demands of large corporations in today's fast-changing, multi-vendor computing world. In no region is this more true than in Europe. Accordingly, Pyramid's strategy for building our business in Europe focused on two key objectives: strengthening our direct sales force to better respond to our European customers' business issues and challenges, and establishing strong partnerships to broaden our reach and resources. This strategy is paying off. We added a number of key European customers to our roster, stepped up our direct channel, and established strong partnerships with two key European companies: International Computers Limited (ICL), one of Europe's leading computer systems and services companies, and Siemens Nixdorf Informationssysteme AG (Siemens Nixdorf), the largest supplier of information technology of European origin. These alliances made enormous product and service resources available to our customers. The level of involvement sought by each of these partners affirmed the strength of Pyramid's offerings in general and especially our Pyramid Nile Series.

Pyramid Technology:  1994 Annual Report     9






                                    [PHOTO]




                        GIVEN THE COLLABORATIVE NATURE OF THE EUROPEAN

                        ECONOMIC COMMUNITY, PARTNERSHIPS ARE KEY TO OUR

                        SUCCESS IN EUROPE.  IN FISCAL 1994, WE EXPANDED TWO

                        KEY PARTNERSHIPS -- WITH SIEMENS NIXDORF AND ICL -- THAT

                        BROADENED OUR REACH AND RESOURCES.

Pyramid Technology:  1994 Annual Report     10


"At Pyramid, we understand that our products must incorporate both technology and service. Pyramid's employees and Customer Services organization have made a contribution to the delivery of business-critical solutions to the European marketplace," explains David Koch, Vice President of European Sales. Designing solutions is especially challenging within European vertical markets because of factors such as government control of certain industries, including telecommunications and health care services. However, Pyramid is finding increased opportunities with key vertical markets in Europe including hospitality, local government, telecommunications, leisure, and manufacturing.


[PHOTO]

PHOTO CAPTION:
EUROPEAN CUSTOMER: BRITISH SHOE As part of its corporate-wide re-engineering plan, British Shoe took delivery of two Nile 150 servers to run its new merchandising application. "Our business development plans require accurate, timely management of our supply chain. Pyramid has been able to demonstrate its expertise in providing systems which will handle the large amount of data involved in operating our enterprise." John Wheeler, IS Director at British Shoe.


PYRAMID HELPS ITS CUSTOMERS RE-ENGINEER THEIR ENTERPRISES

The increased activity through sales channels added new large customers to the region. One of our new European customers was the British Shoe Corporation
(BSC), which sells 50 million pairs of shoes per year in the U.K. through 1,700 retail outlets. As part of its corporate-wide, re-engineering plan, BSC took delivery of two Pyramid Nile 150 servers to run its new supply chain and merchandising applications. The Nile cluster is replacing the existing mainframe application that delivers critical merchandise information to the company's head office. The flexibility of the Pyramid system provides BSC instant access to inventory and supply requirements at each branch which ensures that the right quantities and styles are delivered to the correct branches to suit the needs of its customers.

    Forte Hotels, headquartered in London with facilities in the United Kingdom and North America, chose Pyramid enterprise servers as the foundation for its entire reservation system. A pace-setter in the hospitality industry, Forte Hotels needed a system that would allow reservations agents to query the database quickly in numerous ways -- by location, price, facilities, nearby attractions, upcoming events and more -- depending on the caller's requirements. "Pyramid is helping us meet our goal," said Eric Unruh, Vice President of Management Information Systems, Forte Hotels. "We wanted to convert a greater rate of calls to reservations by having the most accurate information available as fast as possible."

    Competition was fierce for the Forte Hotels business. After intensive comparative studies, Forte Hotels chose a Pyramid Reliant(R) Cluster as the only server solution on the market at the time that could provide the processing power they required. A Pyramid Reliant cluster solution provides for the automatic recovery of applications and computing resources to functional 'nodes' during system maintenance or system failure. "This is truly a global project," Unruh says. "Having the same software on both sides of the Atlantic is easier and more cost-effective for software support, training, and cross-selling."

    British Shoe and Forte Hotels are only two of the many European customer relationships that help

Pyramid Technology:  1994 Annual Report     11


Pyramid reinforce our leadership position within the client/server marketplace.

[PHOTO]

PHOTO CAPTION:
EUROPEAN PARTNER: SIEMENS NIXDORF "We expect that new application areas, such as decision support, will generate performance requirements that can only be satisfied with massively parallel architectures. Pyramid will provide us with leading-edge MPP technology on a MIPS processor platform, complementing our existing UNIX line." Dr. Rudolf Bodo, Vice President and General Manager of the Midrange Systems Unit, Siemens Nixdorf.


STRONG PARTNERSHIPS THAT BROADEN OUR REACH

In addition to Pyramid's direct sales channel in Europe, we have also developed strong partnerships with ICL and Siemens Nixdorf to respond to major growth in the telecommunications industry and to the emergence of intelligent networks. Pyramid's partnership with Siemens Nixdorf provides a complete solution for network operators and system suppliers across Europe. Pyramid's Customer Services complement the combined efforts of direct sales and partner relationships to deliver a complete solution to customers.


ICL: A STRONG RELATIONSHIP BASED ON MUTUAL SUPPORT

In Austria, France, Italy, Spain, and Switzerland, we rely on our distribution partners to provide customers with the broadest range of products and services. Our new OEM alliance with ICL is just such an agreement. ICL, which operates in more than 80 countries worldwide, specializes in systems integration for selected markets. Our new OEM alliance allows ICL to sell the Pyramid Nile Series as part of its high-end, open systems solution for enterprise customers outside North America. "Pyramid and ICL have developed a strong relationship based on mutual support for our respective technologies and strategies," says John Chen, President and Chief Operating Officer of Pyramid. "ICL has extensive experience in selling and servicing customers in mainframe environments and will be a powerful ally." Tom Hinchliffe, Managing Director of ICL Corporate Systems added, "Ewe see the Pyramid Nile Series as an important complement to our existing product offerings."


SIEMENS NIXDORF: EXPANDING A KEY PARTNERSHIP

An extension of the cooperative agreement between Pyramid and Siemens Nixdorf in August expanded another critically important OEM alliance. Siemens Nixdorf's German operation is the largest supplier of information technology of European origin, and has a work force of more than 40,000 people and representation in 45 countries. Under the new technology licensing and OEM agreements, Siemens Nixdorf will license Pyramid's enhanced UNIX operating system for massively parallel processing (MPP) architecture and will purchase the related MPP hardware product under the OEM agreement. Siemens Nixdorf will thus expand its existing range of UNIX systems, to include MPP technology.

    The alliance further expands Pyramid's business operations and reach, and significantly endorses Pyramid's MPP technology. The relationship with Siemens Nixdorf exemplifies the increasing shift to cross-cultural partnering between multinational technology corporations as an aid to gaining entry to new markets.

Pyramid Technology:  1994 Annual Report     12


The Asia-Pacific region is one the most dynamic business regions in the world, with fast economic growth projected for many of the countries Pyramid has targeted for business. Pyramid currently operates in Australia, Korea, Japan, Hong Kong, People's Republic of China, Malaysia, India, and Taiwan. Providing a sound business solution is the primary requirement for success in Asia-Pacific, but pre and post-sales support are a close second. As Pyramid grows within this region, alliances with Fujitsu, Fujitsu ICIM, Tatung, Olivetti, and Hyundai have supplied the name recognition necessary to gain market share for Pyramid's enterprise servers. In line with corporate strategy, Pyramid's Asia-Pacific region has focused on specific vertical markets. Although the industry sectors are less clearly defined within this region, Pyramid continues to succeed in telecommunications, with systems installed at Telecom Australia, Korea PC Telecom, NOWCOM, and DACOM. Pyramid and Fujitsu Australia Limited broke new ground on July 2, 1994, when we formed Pyramid Data Centre Systems.

Pyramid Technology:  1994 Annual Report     13







                                      [PHOTO]




                             PYRAMID WAS ONE OF THE FIRST HIGH-END UNIX SYSTEMS

                             COMPANIES TO RECOGNIZE THE HUGE POTENTIAL OF

                             THE ASIA-PACIFIC MARKETPLACE.  WE HAVE ESTABLISHED

                             RELATIONSHIPS WITH KEY PLAYERS TO BETTER SELL,

                             SERVICE AND SUPPORT OUR HIGH-END ENTERPRISE SERVERS

                             IN THESE FAST-DEVELOPING MARKETS.

Pyramid Technology:  1994 Annual Report     14


The new operation will market the Pyramid Nile Series of scalable enterprise servers along with complementary Fujitsu and ICL hardware and mainframe connectivity software. This joint venture represents a significant channel expansion for Pyramid into the Australian mainframe market. No other computer company has undertaken such a venture in Australia. International Data Corporation recently identified Pyramid as the number two mid-range open systems UNIX supplier in Australia.


PYRAMID'S THREE-WAY BUSINESS RELATIONSHIPS

The three-way relationship among Pyramid, our customers, and our partners has been uniquely successful in Australia. As the deregulated telecom business moved from government control to a commercial enterprise, Pyramid's solutions helped Telecom Australia develop a competitive profile and revamp its telephone business. On the partnership side, Fujitsu not only brought its reputation, size, and leadership to the agreement, but also added its knowledge of mainframe technology and Pyramid's client/server technology - - providing a comprehensive solution to Telecom Australia.


[PHOTO]

PHOTO CAPTION:
ASIA-PACIFIC CUSTOMER. STOCK HOLDING CORPORATION OF INDIA, LIMITED Pyramid scored a major win in India in 1994 at the Stock Holding Corporation of India, Limited (SHCIL). Established and funded by seven of India's major financial institutions, SHCIL provides a range of services to these and other institutions for financial dealings in the secondary market. Working with our partner Fujitsu ICIM, Pyramid won the SHCIL business by demonstrating the Nile's high performance as well as showcasing our understanding of -- and commitment to -- mainframe-class customer support.


PYRAMID SCORES A MAJOR WIN IN INDIA

In fiscal year 1994, Pyramid developed a strong partnership with Fujitsu ICIM, India's fourth largest computer systems company. Fujitsu ICIM has supplied information, technology, and services to the Indian market for decades. In addition to manufacturing for local and international sales, Fujitsu ICIM developed a substantial software organization for localized solutions and services and began marketing services such as turnkey development, project management, and consulting. A Fujitsu ICIM software-oriented joint venture in Australia, Fujitsu ICIM Software Technology (FIST), will soon market Indian software development services in Australia, Japan, and throughout the Asia-Pacific region.

    Our partnership with Fujitsu ICIM was instrumental in attracting and winning business with the Stock Holding Corporation of India, Limited (SHCIL). Established and funded by seven of India's major financial institutions, SHCIL provides a range of services to these and other institutions for financial dealings in the secondary market.

    To run its operations, SHCIL needed a powerful and reliable SMP-based platform that could grow with their business throughout the '90s. In keeping with Asian business philosophy, SHCIL put weight on the vendor relationship as a major criterion for awarding the contract. Working with our partner, Fujitsu ICIM, we demonstrated the Pyramid Nile's high performance and our commitment to mainframe-class customer support.

Pyramid Technology:  1994 Annual Report     15



[PHOTO]

PHOTO CAPTION:
ASIA-PACIFIC PARTNER: FUJITSU ICIM   In 1994, Pyramid developed a strong
partnership with Fujitsu ICIM, India's fourth largest computer systems company. Fujitsu ICIM has long been a leader in supplying information, technology, and services to the Indian market, and for many years has sold ICL's proprietary mainframes, mid-range SPARC-based servers, and Intel PCs.


SUCCESSFUL VERTICAL SEGMENTATION -- KOREA'S ON-LINE DATABASE PROVIDERS

Fiscal year 1994 also saw marked success in Korea, the installed base of Pyramid systems grew from over 150 systems to more than 200. We dominated the telecommunications on-line database provider marketplace, having all three providers, Korea PC Telecom, NOWCOM, and DACOM as customers. Korea PC Telecom, the leading on-line database company in Korea, has more than 160,000 subscribers. Pyramid also completed an application migration project for DACOM this year, preparing for a projected one million future users by 1996. In this application, 10 Pyramid systems were linked in a client/server configuration serving approximately 5,000 concurrent users with the capability to extend to over 10,000 users.

    Pyramid's strategic partner, Hyundai, is one of the largest corporations in Korea; Hyundai shipped more than $10 million of Pyramid's MIServer ES Series(TM) and Pyramid Nile Series systems in this past fiscal year. In addition to the telecommunications market, universities, hospitals, and newspapers have proven also to be strong vertical markets for Pyramid's products in Korea.


PYRAMID SPEEDS DECISION

The People's Republic of China (PRC) is emerging as a strong marketplace for Pyramid. Chinese govern-ment and business entities are adopting the latest technologies in networking, communications, and open computing systems. The past year's successes include some branches of the People's Construction Bank of China (PCBC), which put its front office business on Pyramid MIS-ES clusters. According to the PCBC branches, Pyramid performance exceeds proprietary performance by 300 to 400 percent. The China Joint Liaison Office, a government body, uses a Pyramid MIS-2ES as a departmental server, and plans expansion into a nationwide network. The Joint Chiefs' Department, part of PRC's Army, uses a Pyramid cluster system for mapping and survey analysis applications.

    After a difficult start, Japan also shows promise. The slumping Japanese economy brought deflation, low-priced competition, and a rising yen. Through it all, however, plans for a national information system developed opportunities for UNIX open systems providers. Among Pyramid's first successes in this market was the installation of a Pyramid MIServer system to run a mission- critical accounting application for Sharp. The Pyramid implementation is one of the biggest UNIX systems in Japan. Such successes help to introduce Pyramid's solutions to the broader market, to project a strong company image, and play a critical role in helping us to expand our presence in Asia-Pacific.

Pyramid Technology:  1994 Annual Report     16


Pyramid Product Review

PYRAMID MISERVER ES SERIES AND NILE SERIES

Pyramid Technology's MIServer ES Series offers a complete entry-level solution for fast-growing data centers. From small work groups to large corporate environments, our scalable, high-performance servers provide all the power and dependability needed to enhance productivity while preparing for future growth.

    Our Pyramid Nile Series expands our recognized leadership in mid-range computing into the high-end, open-systems market. Meeting the requirements of enterprise-wide support, our scalable, high-performance series provides the capacity and accessibility needed to move forward in today's mission-critical markets.

Designed with the latest technology, these products provide:
- - -   Superior mainframe-class performance based on MIPS RISC.
- - -   Unsurpassed scalability for flexible future expansion.
- - -   Unparalleled support of  large mission-critical OLTP environments via the enhanced DC(TM)/OSx(R) operating system and system clustering.
- - -   Dependable data center support with a broad range of value-added services.
- - -   Comprehensive partner programs and third party solutions optimized for DC/OSx.
- - -   Innovative service offerings to support business-critical
    environments.



                          MIS-2ES            MIS-4ES            MIS-12ES           NILE 100           NILE150
CPUs                      2 - 4              2 - 8              2 - 24             2 - 8              2 - 16

CACHE                     9 - 18 MB          9 - 36 MB          9 - 108 MB         2 - 32 MB          16 - 64 MB

MIPS                      64 - 128           64 - 256           64 - 768           270 - 1080         540 - 2160

PROCESSOR                 MIPS R3000         MIPS R3000         MIPS R3000         MIPS R4400         MIPS R4400

MEMORY (MIN-MAX)          32 - 256 MB        32 - 512 MB        32 - 1024 MB       64 MB - 2 GB       128 MB - 4 GB

DISK                      1 GB - 23 GB       1 GB - 250+ GB     1 GB - 250+ GB     2 GB - 250+ GB     2GB - 1+ TB

ETHERNET CONNECTIONS      4                  8                  8                  8                  8

NO. OF SYSTEM BAYS        1 - 2              1 - 3              1 - 3              1 - 2              2 - 5

ENVIRONMENT               Office             Computer           Computer           Office &           Computer
                                             Room               Room               Computer Room      Room

OPERATING SYSTEM          DC/OSx             DC/OSx             DC/OSx             DC/OSx             DC/OSx

I/O SLOTS                 5 - 14 XTEND(R)    10 - 36 XTEND      18 - 36 XTEND      26 XTEND           72 XTEND

POWER                     115/208V           208V               208V               220V               220V

Pyramid Technology:  1994 Annual Report     17


SELECTED FINANCIAL DATA

Year ended September 30,
(in thousands, except per share amounts)             1994           1993           1992           1991           1990
- - ---------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Total revenues                                   $218,515       $233,698       $192,226       $227,948       $179,728
Total cost of products sold and services          138,583        132,121        123,529        121,367         83,303
Research and development                           25,488         27,831         28,371         24,277         20,269
Net income (loss)*                                (22,413)         8,634        (59,707)        12,042         16,835
Net income (loss) per share                      $  (1.66)      $   0.67       $  (4.99)      $   1.02       $   1.61
Shares used in computing net income
    (loss) per share                               13,467         12,890         11,962         11,864         10,436

BALANCE SHEET DATA:
Cash and short-term investments                  $ 42,209       $ 31,358       $ 26,458       $ 31,589       $ 16,729
Working capital                                    81,917         76,780         50,116         89,590         94,878
Total assets                                      190,713        191,658        176,191        222,212        194,333
Long-term obligations                               1,563            487          1,878          2,776            715
Shareholders' equity                             $136,038       $137,616       $117,729       $174,819       $154,316
- - ---------------------------------------------------------------------------------------------------------------------

* Fiscal 1992 includes restructuring charges of $41,180,000.

Pyramid Technology:  1994 Annual Report     18



MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

OVERVIEW

Fiscal 1994 results reflect the impact on revenues of lengthening sales cycles and declining sales to traditional OEM partners, the impact on profit margins of competitive pressures and a shortfall in revenues, and the impact on expenses of an increase in direct sales and marketing personnel.

    The Pyramid Nile Series 150 and 100, which incorporate MIPS R4400 RISC technology and an enhanced UNIX System V Release 4 operating system, contributed the majority of the Company's product revenues during fiscal 1994 and the MIServer S and ES Series product lines, which incorporate MIPS R3000 RISC technology and an enhanced UNIX System V Release 4 operating system, contributed to a lesser extent.

    During the fourth quarter of fiscal 1993, the Company began shipping its Pyramid Nile 150. This product is designed to run business-critical, transaction-oriented applications, is scalable from two to sixteen processors, and supports up to four gigabytes of main memory and one terabyte of disk subsystem capacity. The Nile 150 supports up to 2,160 MIPS, thousands of transactions per second, and thousands of concurrent users.

    In May 1994, Pyramid formally introduced the Pyramid Nile 100. This product, targeted at the mid-range, open systems server market, expands the breadth of solutions that Pyramid offers to companies reengineering their applications and is designed as a scalable entry point for fault-resilient computing for business critical on-line transaction processing (OLTP), decision support, and data warehouse information management. The Nile 100 is fully compatible with the Nile 150.

RESULTS OF OPERATIONS

Total revenues for fiscal 1994 decreased 7% from fiscal 1993 to $218,500,000. The decline in product revenues for fiscal 1994 was the result of the lengthening of sales cycles experienced in selling larger, more sophisticated systems to global 2000 class companies and declining sales to traditional OEM partners. Direct product revenues as a percentage of total product revenues remained at 62% for fiscal 1994, the same as in fiscal 1993. Total nonrecurring operating system and manufacturing license fees were $5,000,000 in fiscal 1994 compared to $9,600,000 in fiscal 1993. Offsetting the decrease was an increase in service revenues which continued to benefit from the increasing base of installed Pyramid systems. Total revenues increased 22% from fiscal 1992 to fiscal 1993 as a result of the October 1992 introduction of the Company's MIServer ES products and increases in the direct revenue channels, especially to commercial end-user customers in the United States. Direct product revenues as a percentage of total product revenues were 45% in fiscal 1992. Additionally, total nonrecurring operating system and manufacturing license fees were $4,900,000 in fiscal 1992.

    Domestic product revenues as a percentage of total product revenues were 61%, 60%, and 54% in fiscal 1994, 1993, and 1992, respectively. The dollar value of domestic revenues decreased 11% from fiscal 1993 to fiscal 1994 as decreases in revenues from the AT&T, Telecom, Government, and Western business units were partially offset by increases in revenues from Canada and the Eastern business units. Total revenues from AT&T were $38,400,000, $40,700,000, and $39,300,000 or 18%, 17%, and 20% of total revenue in fiscal 1994, 1993, and 1992, respectively. The dollar value of domestic revenues increased 39% from fiscal 1992 to fiscal 1993 as increases in revenues from the AT&T, Telecom, Canada, Eastern, and Western business units were partially offset by a decrease in revenues from the Government business unit.

    International product revenues as a percentage of total product revenues were 39%, 40%, and 46% in fiscal 1994, 1993, and 1992, respectively. The dollar value of international revenues decreased 15% from fiscal 1993 to fiscal 1994 as decreases in revenues from Hyundai, Sharp, Olivetti Systems and Networks (Olivetti), Siemens Nixdorf Informationssysteme AG (Siemens Nixdorf), and United Kingdom direct customers were partially offset by an increase in revenues from International Computers Limited (ICL) and Australia direct customers. Revenues from

Pyramid Technology:  1994 Annual Report     19


Olivetti, Siemens Nixdorf, and ICL were each less than 10% of total revenues in fiscal 1994, 1993, and 1992. The dollar value of international revenues increased 10% from fiscal 1992 to fiscal 1993 as increases in revenues from Hyundai and ICL were partially offset by a decrease in revenues from Olivetti.

    Gross profit as a percentage of revenues was 37%, 43%, and 36% in fiscal 1994, 1993, and 1992, respectively. The decrease in gross profit in fiscal 1994 compared to fiscal 1993 was due to lower than anticipated product revenues which resulted in lower overhead absorption, lower nonrecurring operating system and manufacturing license fees which historically have yielded higher margins, growing competitive pressures, and a higher proportion of service revenues which historically have had lower margins than product revenues. The increase in gross profit in fiscal 1993 compared to fiscal 1992 was due to increased direct revenues and nonrecurring operating system and manufacturing license fees which historically have yielded higher margins, improved margins on service revenues, and lower manufacturing and service overhead costs resulting from fiscal 1992 restructurings. In the future, gross profit as a percentage of revenue may be adversely affected by a decrease in nonrecurring operating system and manufacturing license fees, significant fluctuations in currency exchange rates, and intensified competitive pressures.

    Research and development expenses as a percentage of revenues were 12%, 12%, and 15% in fiscal 1994, 1993, and 1992, respectively. Research and development expenses and capitalized software development costs amounted to approximately $34,700,000, $36,500,000, and $34,400,000 in fiscal 1994, 1993, and 1992, respectively. In accordance with Statement of Financial Accounting Standards No. 86, the Company capitalized software development costs of approximately $9,200,000, $8,700,000, and $6,100,000 in fiscal 1994, 1993, and
1992, respectively. During fiscal 1994, the majority of the capitalized software development costs related to the porting of Locus Computing technology to the UNIX System V Release 4 operating system and to the development of high availability and scalable high performance software, data center applications, and distributed storage devices and services. During fiscal 1993, the majority of the capitalized software development costs related to the development of data center and distributed computing environment features. During fiscal 1992, the majority of the capitalized software development costs related to the development of data center software features. Aggregate research and development costs combined with capitalized software development costs decreased in fiscal 1994 compared to fiscal 1993 primarily due to a decrease in research and development personnel. The dollar increase in aggregate research and development costs combined with capitalized software development costs in fiscal 1993 compared to fiscal 1992 was due to increased personnel and equipment costs. The Company believes the enhancement of existing products and the development of new products is essential to maintaining a competitive position. Accordingly, the Company is committed to a high level of research and development expenditures. However, because of the inherent uncertainties of product development projects in the Company's technology-intensive industry, there can be no assurance that research and development efforts will result in successful product enhancements or introductions, or, ultimately in increased revenues.

    Sales, marketing, and general and administrative expenses as a percentage of revenues were 34%, 28%, and 34% in fiscal 1994, 1993, and 1992, respectively. In absolute dollars, these expenses increased $9,300,000 from fiscal 1993 to fiscal 1994 due primarily to the increase in the number of revenue-producing direct sales people and marketing personnel who were added to enhance the Company's direct sales capacity. From fiscal 1992 to fiscal 1993, these expenses decreased $330,000 in absolute dollars due primarily to the benefits of the restructuring actions taken during fiscal 1992. These benefits were partially offset by increases in sales and marketing personnel, and commission expense resulting from higher revenue.

    Interest income in fiscal 1994 was less than that of fiscal 1993 due to a lower average monthly cash balance. The slight decrease in interest income in fiscal 1993 compared to fiscal 1992 was due to lower interest rates available during fiscal 1993. The decrease was partially offset by a higher level of invested funds during fiscal 1993. The Company intends to continue investing its available funds in short-term, highly-liquid income producing obligations. Interest expense increased in fiscal 1994 compared to fiscal 1993 as a result of increased debt obligations. Interest expense decreased in fiscal 1993 compared to fiscal 1992 as a result of significantly lower capital lease obligations.

Pyramid Technology:  1994 Annual Report     20


    The Company recorded an income tax provision of $2,935,000 for fiscal 1994 based on a pretax loss of $19,478,000. The fiscal 1994 tax provision was due primarily to a $2,523,000 charge for a write-off of the Company's deferred tax assets. The Company recorded an income tax provision of 10%, or $959,000, for fiscal 1993 based on pretax income of $9,593,000. The fiscal 1993 tax provision was less than the statutory rate of 34% primarily due to the benefit of net operating loss and tax credit carryovers. The Company recorded an income tax benefit of 10.4%, or $6,929,000, for fiscal 1992 based on a pretax loss of $66,636,000. The fiscal 1992 tax benefit was less than the statutory rate of 34% primarily due to tax losses incurred in foreign jurisdictions without offsetting tax benefits and limitations on the benefit of United States loss carrybacks due to the alternative minimum tax and prior year tax credits. The Company expects its fiscal 1995 effective income tax rate to be approximately 15%; however, this rate could change based on the Company's results during fiscal 1995. In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 109 ''Accounting for Income Taxes,'' which establishes a new method of accounting for income taxes. The Company adopted the statement in its fiscal year ended September 30, 1994. Adoption of SFAS 109 had no material effect on the Company's financial position and results of operations.

    The Company's agreements with its OEM partners and distributors, including the Treasury Multiuser Acquisition Contract ''TMAC'' agreement through AT&T, do not require minimum purchase quantities and, therefore, there can be no assurance that the Company will receive future revenues under these agreements. A substantial portion of the Company's revenues in each quarter generally results from shipments during the last month of that quarter, and principally for that reason, the Company's revenues are subject to quarterly fluctuations. In addition, the Company establishes its expenditure-level targets based on expected revenue. If anticipated orders and shipments in any quarter do not occur when expected, expenditure levels could be disproportionately high and the Company's operating results for that quarter could be adversely affected. The Company's operating results may also be subject to quarterly fluctuations as a result of a number of factors including the timing of orders from and shipments to major customers, product mix, availability of product components, variations in product costs, the mix of revenue, nonrecurring license fees, increased competition, customer acceptance of new products, and general economic conditions.


LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operating expenses and working capital needs primarily through a combination of internally generated cash and cash balances, and an equity issuance. Net cash provided by operating activities was $15,700,000, $16,400,000, and $16,100,000 in fiscal 1994, 1993, and 1992, respectively. Net cash used for investing activities was $45,800,000, $21,500,000, and $22,500,000 in fiscal 1994, 1993, and 1992, respectively. Net cash provided by financing activities was $20,200,000, $10,000,000, and $1,300,000 in fiscal 1994, 1993, and 1992, respectively. In fiscal 1994, financing activities providing cash consisted of a $17,250,000 issuance of common stock and a warrant to Siemens Nixdorf and a $3,150,000 loan under a capital equipment financing agreement with a lending company.

    Cash and cash equivalents were $21,600,000 at September 30, 1994 and short-term investments in commercial paper with original maturities of approximately four months were $20,700,000. For purposes of hedging its foreign currency exposures, the Company has available a bank facility which provides for up to $70,000,000 of foreign exchange contracts. At September 30, 1994, $61,300,000 was available under the foreign exchange line of credit as $8,700,000 was utilized for foreign currency hedging contract positions. This credit facility expired on October 31, 1994. During October 1994, the Company entered into a new revolving line of credit agreement with a bank which provides it with the ability to borrow up to $10,000,000. Amounts borrowed under the line of credit are secured by the Company's accounts receivable and inventory. The agreement also provides for up to $50,000,000 of foreign exchange contract availability in addition to the $10,000,000 revolving line of credit. This line of credit expires on

Pyramid Technology:  1994 Annual Report     21


December 31, 1995. The above facilities do not permit the Company to pay cash dividends and they set limitations on the Company with regard to other indebtedness, pledging of assets, guarantees, mergers and acquisitions, and annual capital expenditure levels as well as requiring the Company to maintain certain financial requirements.

    In order to reduce the impact of currency fluctuations on intercompany balances, the Company enters into foreign currency forward exchange contracts, which require the Company to exchange foreign currencies for U.S. dollars at rates agreed to at the inception of the contracts. The contracts generally have maturities that do not exceed one month. The objective of these contracts is to neutralize the impact of foreign currency exchange rate move-ments on the Company's operating results. These contracts do not subject the Company to significant market risk from exchange rate movements because the contracts offset gains and losses on the balances being hedged. At September 30, 1994, the Company had foreign exchange contracts outstanding to sell the equivalent of $1,800,000, which approximates fair value, in Japanese and Swedish currencies, and to buy the equivalent of $6,900,000, which approximates fair value, in Australian, British, and German currencies.

    Based upon its current operating plan, the Company anticipates that internally generated funds and cash balances, together with existing credit facilities, capital leases, and loan agreements, will be sufficient to satisfy capital requirements through fiscal 1995. However, the Company may raise additional capital through debt or equity financing to take advantage of market opportunities.

Pyramid Technology:  1994 Annual Report     22


CONSOLIDATED STATEMENT OF OPERATIONS

Year ended September 30,
(in thousands, except per share amounts)                                       1994             1993             1992
- - ---------------------------------------------------------------------------------------------------------------------
Revenues
     Product revenues                                                      $152,590         $174,364         $138,916
     Service revenues                                                        65,925           59,334           53,310
- - ---------------------------------------------------------------------------------------------------------------------
                                                                            218,515          233,698          192,226
Cost of Sales:
     Cost of products sold                                                   87,708           86,828           78,743
     Cost of services                                                        50,875           45,293           44,786
- - ---------------------------------------------------------------------------------------------------------------------
                                                                            138,583          132,121          123,529

Gross profit                                                                 79,932          101,577           68,697

Operating expenses:
     Research and development                                                25,488           27,831           28,371
     Sales, marketing, general and administrative                            73,744           64,411           64,741
     Restructuring                                                               -                -            41,180
     Legal settlement                                                            -                -               900
- - ---------------------------------------------------------------------------------------------------------------------
     Total operating expenses                                                99,232           92,242          135,192
- - ---------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                                     (19,300)           9,335          (66,495)
Interest income                                                                 655              781              826
Interest expense                                                               (704)            (523)            (967)
Loss on investment in joint venture                                            (129)               -                -
- - ---------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                           (19,478)           9,593          (66,636)
Provision (benefit) for income taxes                                          2,935              959           (6,929)
- - ---------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                          $(22,413)        $  8,634         $(59,707)
=====================================================================================================================
Net income (loss) per share                                                $  (1.66)        $   0.67         $  (4.99)
=====================================================================================================================
Shares used in computing net income (loss) per share                         13,467           12,890           11,962
=====================================================================================================================



The accompanying notes are an integral part of these financial statements.

Pyramid Technology:  1994 Annual Report     23



CONSOLIDATED BALANCE SHEET

September 30,
(in thousands, except par value and number of shares)                                           1994             1993
- - ---------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                                                               $ 21,558         $ 31,358
    Short-term investments                                                                    20,651               -
    Accounts receivable, net of allowance for doubtful
         accounts of $1,660 in 1994 and $2,020 in 1993                                        49,310           51,392
    Inventories                                                                               25,840           35,712
    Prepaid expenses and deposits                                                             15,270           11,873
- - ---------------------------------------------------------------------------------------------------------------------
         Total current assets                                                                132,629          130,335

Property and equipment, at cost:
    Machinery and equipment                                                                   85,825           79,675
    Furniture and fixtures                                                                     6,546            5,674
    Leasehold improvements                                                                     9,627            9,924
- - ---------------------------------------------------------------------------------------------------------------------
                                                                                             101,998           95,273
Less accumulated depreciation and amortization                                                74,386           60,686
- - ---------------------------------------------------------------------------------------------------------------------
                                                                                              27,612           34,587

Capitalized software development costs                                                        18,381           15,959
Service spare parts and other assets                                                          12,091           10,777
- - ---------------------------------------------------------------------------------------------------------------------
                                                                                            $190,713         $191,658
=====================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Accounts payable                                                                        $ 16,398         $ 20,312
    Accrued payroll and related liabilities                                                    4,493            7,043
    Accrued commissions                                                                        2,424            2,419
    Deferred revenue                                                                           8,272            7,197
    Other accrued liabilities                                                                 10,932            8,764
    Restructuring accruals                                                                     3,075            4,464
    Income taxes payable                                                                       3,678            1,561
    Current portion of long-term debt                                                          1,440            1,795
- - ---------------------------------------------------------------------------------------------------------------------
         Total current liabilities                                                            50,712           53,555

Noncurrent portion of long-term debt                                                           1,563              487
Deferred income taxes payable                                                                  2,400               -
Commitments

SHAREHOLDERS' EQUITY:
    Common stock - $.01 par value; 30,000,000 shares
         authorized, 15,567,000 issued and outstanding
         in 1994 and 13,177,000 in 1993                                                          156              132
    Additional paid-in capital                                                               174,652          155,078
    Accumulated deficit                                                                      (37,927)         (15,514)
    Accumulated translation adjustment                                                          (843)          (2,080)
- - ---------------------------------------------------------------------------------------------------------------------
         Total shareholders' equity                                                          136,038          137,616
- - ---------------------------------------------------------------------------------------------------------------------
                                                                                            $190,713         $191,658
=====================================================================================================================

The accompanying notes are an integral part of these financial statements.

Pyramid Technology:  1994 Annual Report     24


CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                             Common Stock     Additional     Retained   Accumulated             Total
                                             ------------        Paid-In     Earnings   Translation      Shareholders'
(in thousands)                             Shares     Amount     Capital    (Deficit)    Adjustment            Equity
- - ----------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1991              11,807       $118    $138,149     $ 35,559         $ 993           $174,819
Stock options exercised                       119          1         972            -             -                973
Sales under employee stock purchase plan      221          2       2,051            -             -              2,053
Compensation related to stock
    option grants                               -          -          45            -             -                 45
Net loss                                        -          -           -      (59,707)            -            (59,707)
Foreign currency translation adjustment         -          -           -            -          (641)              (641)
Tax benefit of stock options exercised          -          -         187            -             -                187
- - ----------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1992              12,147        121     141,404      (24,148)          352            117,729
Stock options exercised                       837          9       9,794            -             -              9,803
Sales under employee stock purchase plan      193          2       1,922            -             -              1,924
Compensation related to stock
    option grants                               -          -          45            -             -                 45
Net income                                      -          -           -        8,634             -              8,634
Foreign currency translation adjustment         -          -           -            -        (2,432)            (2,432)
Tax benefit of stock options exercised          -          -       1,913            -             -              1,913
- - ----------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1993              13,177        132     155,078      (15,514)       (2,080)           137,616
Stock options exercised                        90          1         745            -             -                746
Sales under employee stock purchase plan      300          3       2,079            -             -              2,082
Issuance of common shares to
    Siemens Nixdorf, net of issuance costs  2,000         20      16,735            -             -             16,755
Compensation related to stock
    option grants                               -          -          15            -             -                 15
Net loss                                        -          -           -      (22,413)            -            (22,413)
Foreign currency translation adjustment         -          -           -            -         1,237              1,237
- - ----------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1994              15,567       $156    $174,652     $(37,927)        $(843)          $136,038
======================================================================================================================

The accompanying notes are an integral part of these financial statements.

Pyramid Technology:  1994 Annual Report     25


CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended September 30,
(in thousands)                                                                         1994          1993        1992
- - ---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                                                              $(22,413)      $ 8,634    $(59,707)
    Adjustments to reconcile net income (loss) to net cash
       from operating activities:
          Depreciation and amortization                                              28,455        29,961      31,118
          Non-cash portion of restructuring charges                                       -             -      18,826
          Compensation related to option grants                                          15            45          45
          Changes in:
             Accounts receivable, net                                                 2,082       (14,729)     16,605
             Inventories                                                              9,872        (5,143)        743
             Prepaid expenses and deposits and income tax receivable                 (3,397)          500      (2,497)
             Accounts payable, accrued liabilities, and other                         1,085        (2,839)     10,945
- - ---------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                        15,699        16,429      16,078
- - ---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of short-term investments                                              (20,651)            -           -
    Investment in property and equipment                                            (11,970)      (13,722)    (16,848)
    Increase in capitalized software development costs                               (9,223)       (8,695)     (6,051)
    Decrease (increase) in other assets                                              (3,885)          870         354
- - ---------------------------------------------------------------------------------------------------------------------
    Net cash used for investing activities                                          (45,729)      (21,547)    (22,545)
- - ---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Principal payments on long-term debt                                             (2,503)       (1,709)     (1,690)
    Borrowings under loan agreement                                                   3,150             -           -
    Issuance of common stock                                                         19,583        11,727       3,026
- - ---------------------------------------------------------------------------------------------------------------------
    Net cash provided by financing activities                                        20,230        10,018       1,336
- - ---------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                     (9,800)        4,900      (5,131)
Cash and cash equivalents, at beginning of year                                      31,358        26,458      31,589
- - ---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, at end of year                                          $ 21,558       $31,358    $ 26,458
=====================================================================================================================
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
    Tax benefit from exercise of stock options                                     $      -       $ 1,913    $    187
    Acquisition of equipment under capital lease obligations                             73           246       1,360
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid for interest                                                              704           523         967
    Cash paid (received) for income taxes                                          $    374       $(4,967)   $    907
- - ---------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements.

Pyramid Technology:  1994 Annual Report     26


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Pyramid Technology Corporation (the "Company") and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain prior year information has been reclassified to conform to the current year presentation.

REVENUE RECOGNITION The Company generally recognizes revenue at the time of shipment and provides for the estimated cost to repair or replace products under warranty provisions in effect at the time of sale. Deferred revenue on maintenance contracts is recognized ratably over the contract period.

INCOME TAXES Effective for the fiscal year ended September 30, 1994, the Company adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes." In accordance with this statement, deferred income taxes are provided for temporary differences between financial statement income and income for tax purposes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Adoption of this statement did not have a material effect on the Company's consolidated financial statements. During fiscal 1993 and 1992, the Company accounted for income taxes pursuant to Statement of Financial Accounting Standard No. 96, "Accounting for Income Taxes."

NET INCOME (LOSS) PER SHARE Net income (loss) per share is computed based on the weighted average number of common and common equivalent shares outstanding during the period. Equivalent shares are calculated using the treasury stock method or the modified treasury stock method (whichever applies) and consist of outstanding stock options that have a dilutive effect on income per share. During fiscal 1994 and 1992, no common stock equivalents were included in the computation of loss per share as their effect would have been antidilutive.

CASH AND CASH EQUIVALENTS The Company classifies certain investments as cash equivalents if the original maturity from the date of acquisition of such investments is three months or less. These investments are carried in the balance sheet at cost, which approximates fair value. The effect of foreigncurrency exchange rate fluctuations on cash flows has not been material.

SHORT-TERM INVESTMENTS Short-term investments consist of commercial paper with original maturities from the date of acquisition greater than three months and less than twelve months. These investments are carried at cost which approximates fair value due to the short period of time to maturity.

ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES Effective September 30, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, ''Accounting for Certain Investments in Debt and Equity Securities.'' This statement addresses the accounting and reporting for investments in mar-ketable equity securities that have readily determinable fair values and for all investments in debt securities. These securities are required to be classified at the time of purchase and re-evaluated at each reporting date as either (1) held-to-maturity, (2) trading, or (3) available-for-sale.

    The Company classifies its investment in commercial paper and money market funds ($15,889,000 in cash equivalents and $20,651,000 in short-term investments) as held-to-maturity given the Company's positive intent and ability to hold the securities to maturity. In accordance with the statement, held-to-maturity securities are carried at amortized cost, therefore, there was no impact of adopting the statement on current period operations or shareholders' equity.

INVENTORIES Inventories are stated at the lower of cost (first-in, first-out) or market and consist of the following:

Year ended September 30,
(in thousands)                          1994     1993
- - -----------------------------------------------------
Raw materials                        $10,617  $12,236
Work in process                        8,320   14,517
Finished goods                         6,903    8,959
- - -----------------------------------------------------
                                     $25,840  $35,712
=====================================================

Pyramid Technology:  1994 Annual Report     27


PROPERTY AND EQUIPMENT Property and equipment, including assets held under capital leases, are stated at cost. Depreciation and amortization are computed using the straight-line method. Useful lives of three to five years are used for machinery and equipment and furniture and fixtures; leasehold improvements are amortized over the shorter of their useful lives or the term of the lease. Maintenance and repairs are expensed as incurred.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS The Company capitalizes software development costs as the resulting products become "technologically feasible." Amortization of capitalized software development costs begins when the products are available for general release to customers, and is computed on a product-by-product basis as the greater of: (a) the ratio of current gross revenues for a product to the total of current and anticipated future gross revenues for the product; or (b) the straight-line method over a period not to exceed three years. Amortization expense for fiscal 1994, 1993, and 1992 was $6,802,000, $7,323,000, and $6,069,000, respectively.

SERVICE SPARE PARTS AND OTHER ASSETS Net service spare parts at September 30, 1994 and 1993 were $10,677,000 and $8,821,000, respectively (with related accumulated amortization of $11,032,000 and $10,122,000, respectively). Amortization for service spare parts is provided using the straight-line method over five years. Purchased technology and the excess of the cost over the fair value of the net assets of acquired businesses, which are included in other assets, are amortized on a straight-line basis over a period of seven years. Amortization expense of $635,000, $635,000, and $724,000 was recorded in fiscal 1994, 1993, and 1992, respectively.

PREPAID ROYALTIES The Company has entered into several agreements for the purpose of further enhancing the Company's competitive position in offering relational database management and other applications software. Under these agreements, the Company has made commitments, some of which were prepaid, to provide minimum amounts of license royalties to the licensor. As software packages are sold with the Company's systems or into the Company's existing customer base, the Company will receive credit towards the minimum license royalty commitments. Amortization of prepaid royalties is computed as the greater of (a) the royalty per unit as the products are shipped; or (b) on a straight-line basis over the lesser of the term of the agreement or three years starting when the products are available for general release to customers. Net prepaid royalties at September 30, 1994 and 1993 were $1,915,000 and $1,377,000, respectively. As of September 30, 1994, the remaining minimum license royalty payment commitments amounted to $150,000.

JOINT VENTURE During the third quarter of fiscal 1994, a partnership agreement between Pyramid Technology Australia PTY, Ltd., a wholly owned subsidiary of the Company, and Fujitsu Australia Limited was signed. Pyramid Data Centre Systems, the new joint venture created by the agreement, began operations on July 2, 1994. The new venture will market Pyramid's Nile Series of scalable enterprise servers along with complementary Fujitsu and ICL hardware and mainframe connectivity software. Pyramid Data Centre Systems' focus will be the high-end commercial data center computing market, with emphasis on major Australian corporations that are downsizing their mainframe operations. Pyramid's share of the joint venture is 49% and is being accounted for using the equity method.

RESTRUCTURING During fiscal 1992, the Company recorded restructuring costs totaling $41,180,000 in connection with two restructuring programs designed to reduce costs and improve operating efficiencies. These restructuring plans reflect a realignment of corporate infrastructure, downsizing or discounting less profitable business units, and a more focused research and development effort. The cost reductions included a consolidation of facilities, a write-off of nonproductive assets, and a reduction in workforce. At September 30, 1994, $3,075,000 remained accrued for excess facilities in Mountain View, California and the United Kingdom which will be used to offset excess facility costs over the next two to four years.

CONCENTRATION OF CREDIT RISK Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments and trade receivables. The Company sells its products to customers in diversified industries primarily in North America, Europe, and Asia-Pacific. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses were not material during the three years reported.

    The Company invests its excess cash in deposits with major banks, in money market funds, and in commercial paper of companies with strong credit ratings and in diversified industries. Generally, the investments mature within 120 days and, therefore, are subject to little risk. The Company has not experienced losses related to these investments.

FOREIGN EXCHANGE CONTRACTS In order to reduce the impact of currency fluctuations on intercompany balances, the Company enters into foreign currency forward exchange contracts, which require the Company to exchange

Pyramid Technology:  1994 Annual Report     28


foreign currencies for U.S. dollars at rates agreed to at the inception of the contracts. The contracts generally have maturities that do not exceed one month. The objective of these contracts is to neutralize the impact of foreign currency exchange rate movements on the Company's operating results. These contracts do not subject the Company to significant market risk from exchange rate movements because the contracts offset gains and losses on the balances being hedged. At September 30, 1994, the Company had foreign exchange contracts outstanding to sell the equivalent of $1,779,000, which approximates fair value, in Japanese and Swedish currencies, and to buy the equivalent of $6,883,000, which approximates fair value, in Australian, British, and German currencies.

FOREIGN CURRENCY TRANSLATION Substantially all assets and liabilities of the Company's foreign operations are translated into United States dollars at exchange rates prevailing at the fiscal year-end. The resulting translation adjustments are recorded as cumulative translation adjustments to shareholders' equity. Revenues and expenses for the year are translated at the average exchange rates in effect during the year. Foreign currency exchange gains or losses were not material during the three years reported.

RELATED PARTY TRANSACTIONS During the second quarter of fiscal 1994, a senior executive of a major customer and vendor of the Company was elected to the Company's Board of Directors. The related party accounted for approximately 4%, 2%, and 1% of the Company's revenue during fiscal 1994, 1993, and 1992, respectively. Additionally, the Company has contracted with the related party to perform consulting services ranging from a minimum of $6,000,000 to $7,000,000 per year over the next eight years.

    During the third quarter of fiscal 1994, the Company made a sale to a customer which accounted for less than 1% of the Company's fiscal 1994 revenues, and also purchased $900,000 of prepaid software licenses from the customer. The Company's chairman of the board is a member of the customer's board of directors.

    During the fourth quarter of fiscal 1994, Pyramid and Siemens Nixdorf announced an expansion of their cooperative agreement for high-end UNIX systems by entering into a new software and hardware licensing agreement and amending its existing OEM agreement. Siemens Nixdorf licensed Pyramid's enhancement of the UNIX operating system for massively parallel processing (MPP) and received the right to purchase the related MPP hardware product, internally known as MESHine, under the OEM agreement. In addition, Siemens Nixdorf paid $17,250,000 for 2,000,000 shares of Common Stock and a warrant to purchase an additional 1,330,000 shares at $10.00 per share. The warrant expires on September 30, 1995. Siemens Nixdorf's ownership in Pyramid increased to approximately 18% with the initial purchase of shares and would increase to approximately 24% if the warrant is exercised. A senior executive of Siemens Nixdorf was also elected to the Company's Board of Directors. Siemens Nixdorf accounted for approximately 5%, 6%, and 8% of the Company's revenue during fiscal 1994, 1993, and 1992, respectively. At September 30, 1994, Siemens Nixdorf owed the Company approximately $6,000,000 for the purchase of products.

COMMITMENTS

LEASING ARRANGEMENTS The Company leases its corporate headquarters, manufacturing facilities, and sales offices under noncancelable operating lease agreements which expire at various dates through 2014. Rental expense under operating leases, including month to month facilities and equipment rentals was approximately $11,763,000, $12,501,000, and $12,112,000 in 1994, 1993, and
1992, respectively. In connection with the fiscal 1992 restructurings, which included a consolidation of facilities, the Company subleases certain of its facilities under noncancelable subleases. The minimum future rentals to be received under these subleases are $951,000, $949,000, and $647,000 in fiscal 1995, 1996, and 1997, respectively.

    The Company has entered into capital lease agreements for certain machinery and equipment which are accounted for as the acquisition of an asset and incurrence of a liability. Assets held under capital leases included in property and equipment are as follows:

Year ended September 30,
(in thousands)                                           1994        1993
- - -------------------------------------------------------------------------
Machinery and equipment                                $3,252      $2,972
Furniture and fixtures                                  4,880       4,359
- - -------------------------------------------------------------------------
                                                        8,132       7,331
Less accumulated amortization                           4,418       4,091
- - -------------------------------------------------------------------------
                                                       $3,714      $3,240
=========================================================================

Pyramid Technology:  1994 Annual Report     29


   Minimum future payments under all capital and operating lease agreements as of September 30, 1994 are as follows:

Year ending September 30,                                           Operating          Capital
(in thousands)                                                         Leases           Leases
- - ----------------------------------------------------------------------------------------------
1995                                                                   $9,510             $446
1996                                                                    8,654              131
1997                                                                    7,183               14
1998                                                                    6,281                -
1999                                                                    6,072                -
Thereafter                                                             26,319                -
- - ----------------------------------------------------------------------------------------------
Total minimum lease payments                                          $64,019              591
==============================================================================================
Amount representing interest                                                               (37)
- - ----------------------------------------------------------------------------------------------
Present value of minimum lease payments                                                    554
Current obligations under capital leases                                                  (415)
- - ----------------------------------------------------------------------------------------------
Noncurrent obligations under capital leases                                               $139
==============================================================================================

DISMISSAL OF SHAREHOLDER CLASS ACTION COMPLAINTS During the first quarter of fiscal 1994, two shareholder class action complaints were filed naming as defendants the Company and certain of its officers and directors, and alleging violations of federal securities laws as well as a state law fraud claim. The complaints alleged that the Company made false and misleading statements in press releases and other public statements and that some of the individual defendants traded the Company's Common Stock on inside information. The complaints sought an award of an unspecified amount of damages. The cases were consolidated by order of the District Court on July 14, 1994. After review of initial disclosures made by the Company and discussions with the Company's attorneys, counsel for the plaintiffs agreed to dismiss the actions. On July 26, 1994, pursuant to a stipulation of the parties, the District Court entered an order for dismissal without prejudice of the consolidated actions.

COMMON STOCK

COMMON SHARES RIGHTS AGREEMENT The Company has a plan to protect shareholders' rights in the event of a proposed takeover of the Company. Under the plan, the Board of Directors declared a dividend of one common share purchase right (a "right") for each share of the Company's Common Stock. Each right entitles the shareholder to purchase one share of the Company's Common Stock at an exercise price of $64. The rights become exercisable following the tenth day after a person or group (a) acquires beneficial ownership of 20% or more of the Company's Common Stock or (b) announces a tender or exchange offer which would result in ownership by a person or group of 30% or more of the Company's Common Stock.

    If any person or group acquires 20% of the Company's Common Stock, each right not held by the acquiring person will entitle the holder to purchase $128 worth of the Company's Common Stock for $64. If the Company is acquired in a merger or other business combination transaction, each right not held by the acquiring person will entitle its holder to purchase $128 worth of the common stock of the acquiring company for $64.

    The rights are redeemable at the Company's option for $0.01 per right. Additionally, the exercise price and number and kind of shares covered by each right are subject to adjustment for stock splits, stock dividends, and certain other events. The rights expire on December 12, 1998.

    In the fourth quarter of fiscal 1994, all necessary corporate action required under the Rights Agreement to amend the Rights Agreement was authorized and taken so that the potential exercise of a warrant to purchase 1,330,000 shares of Common Stock or any other purchase of Common Stock by Siemens Nixdorf would not make Siemens Nixdorf an acquiring person.

INCENTIVE STOCK OPTION PLAN The Company has an Incentive Stock Option Plan (the ''Plan") under which officers, consultants and key employees may be granted options to purchase the Company's Common Stock. Options are granted at a price not less than fair market value on the date of grant, as determined by the Board of Directors.

Pyramid Technology:  1994 Annual Report     30


    At September 30, 1994, 6,116,666 shares of Common Stock had been reserved for issuance under the Plan. The options are generally exercisable at the rate of 25% commencing one year after the date of grant and in monthly increments of 1/36 of the remaining balance thereafter. Expiration dates are determined by the Board of Directors, but in no event will they exceed ten years from the date of grant. Unexercised options are cancelable three months after the date of termination of employment.

    Plan transactions for the years ended September 30, 1993 and 1994 were as follows:

                                                                                              Price
                                                                               ---------------------------------
(in thousands, except share and per share amounts)      Number of Shares              Per Share            Total
- - ----------------------------------------------------------------------------------------------------------------
Options outstanding at September 30, 1992                      2,528,042         $1.31 - $29.00          $37,089
Grants                                                         1,192,500         $7.75 - $20.25           12,854
Exercises                                                       (834,314)        $1.31 - $18.50           (9,773)
Cancellations                                                   (432,326)        $6.50 - $29.00           (6,243)
- - ----------------------------------------------------------------------------------------------------------------
Options outstanding at September 30, 1993                      2,453,902         $1.31 - $29.00           33,927
Grants                                                         1,117,500         $6.63 - $20.50           14,358
Exercises                                                        (89,927)        $1.31 - $18.00             (738)
Cancellations                                                   (526,823)        $1.31 - $29.00           (7,653)
- - ----------------------------------------------------------------------------------------------------------------
Options outstanding at September 30, 1994                      2,954,652         $1.31 - $29.00          $39,894
================================================================================================================

    At September 30, 1994, there were 1,722,581 shares exercisable under this Plan at $1.31 to $29.00 per share, and options for 781,043 shares of Common Stock were available for grant. At September 30, 1993, there were 1,178,800 shares exercisable under this plan at $1.31 to $29.00 per share.

EXECUTIVE OFFICERS' NONSTATUTORY STOCK OPTION PLAN The Company has an Executive Officers' Nonstatutory Stock Option Plan (the "Plan") under which 400,000 shares of Common Stock were reserved for issuance to executive officers of the Company. Under the Plan, the Board of Directors determines the number of shares, option price, and exercisability of options. Options expire ten years after the date of grant. There were no option grants, exercises, or cancellations under the Plan during fiscal 1994 and 1993. At September 30, 1994, there were 20,313 shares outstanding and exercisable under this Plan at $17.00 per share and options for 7,000 shares of Common Stock were available for grant. At September 30, 1993, there were 20,313 shares outstanding and 12,500 shares exercisable under the Plan at $17.00 per share.

DIRECTORS' OPTION PLAN The Company has a Directors' Option Plan (the "Plan") under which 160,000 shares of Common Stock were reserved for issuance to nonemployee directors as of September 30, 1994. The Plan provides for the automatic grant of an option to purchase 12,000 shares of Common Stock to nonemployee directors on the date on which such person first becomes a director, and the annual grant of an option to purchase 6,000 shares on each January 31 thereafter. The per share exercise price of the Common Stock subject to an option shall be 100% of the fair market value per share on the date of the option grant. As of September 30, 1994, options for 58,000 shares were available for grant. At September 30, 1994, there were 61,500 shares exercisable under this plan at $13.50 to $18.25 per share. At September 30, 1993, there were 30,000 shares exercisable under this plan.

Pyramid Technology:  1994 Annual Report     31


                                                                                             Price
                                                                               --------------------------------
(in thousands, except share and per share amounts)    Number of Shares              Per Share            Total
- - --------------------------------------------------------------------------------------------------------------
Options outstanding at September 30, 1992                       42,000        $14.75 - $18.25           $  693
Grants                                                          18,000                 $14.75              266
Exercises                                                      (2,500)                 $14.75              (37)
- - --------------------------------------------------------------------------------------------------------------
Options outstanding at September 30, 1993                       57,500        $14.75 - $18.25              922
Grants                                                          42,000        $13.50 - $14.50              585
- - --------------------------------------------------------------------------------------------------------------
Options outstanding at September 30, 1994                       99,500        $13.50 - $18.25           $1,507
==============================================================================================================

EMPLOYEE BENEFIT PROGRAMS

EMPLOYEE STOCK PURCHASE PLAN In September 1987, the Company adopted the 1987 Employee Stock Purchase Plan (the "Plan"). As of September 30, 1994, 1,150,000 shares of Common Stock have been reserved for issuance under the Plan. The Plan permits eligible employees to purchase Common Stock through payroll deductions of up to a maximum of 10% of their eligible compensation at 85% of the fair market value. During fiscal 1994, 300,074 shares were purchased at prices of $6.69 to $7.23 per share. At September 30, 1994, 31,626 shares were available for future issuance.

410(K) PLAN The Company has adopted a tax deferred savings plan ("401(k) Plan" or the "Plan") in which virtually all domestic employees are eligible to participate. Participating employees may contribute up to 15% of qualified earnings. The Company matches employee contributions at a 50% rate up to the first 5% of each employee's salary deferral contribution. Employee contributions are fully vested, whereas vesting in matching Company contributions occurs at a rate of 331/3% per year of employment. All contributions to the Plan are transferred to a trustee and are invested at the employee's discretion in six separate funds. During fiscal 1994, 1993, and 1992, the Company's contribution amounted to approximately $1,122,000, $887,000, and $946,000, respectively.

BORROWING ARRANGEMENTS

For the purposes of hedging its foreign currency exposures, the Company had available a bank facility which provides for up to $70,000,000 of foreign exchange contracts. At September 30, 1994, $61,338,000 was available under the foreign exchange line of credit as $8,662,000 was utilized for foreign currency hedging contract positions. This credit facility expired on October 31, 1994. During October 1994, the Company entered into a new revolving line of credit agreement with a bank which provides it with the ability to borrow up to $10,000,000. Amounts borrowed under the line of credit are secured by the Company's accounts receivable and inventory. The interest rate on borrowings under the line of credit is at the bank's prime rate. The agreement also provides for up to $50,000,000 of foreign exchange contract availability in addition to the $10,000,000 revolving line of credit. This line of credit expires on December 31, 1995. The above facilities do not permit the Company to pay cash dividends and they set limitations on the Company in regard to other indebtedness, pledging assets, guarantees, mergers and acquisitions, and annual capital expenditure levels as well as requiring the Company to maintain certain financial requirements.

    During fiscal 1994, the Company financed $3,150,000 of equipment under a capital equipment financing agreement with a lending company. The loans, which have an average interest rate of approximately 8%, are repaid on a monthly basis over a three-year period

Pyramid Technology:  1994 Annual Report     31


INCOME TAXES

The provision (benefit) for income taxes consists of the following:

Year ended September 30,
(in thousands)                            1994             1993             1992
- - --------------------------------------------------------------------------------
CURRENT:
Federal                                $(1,039)          $  912          $(4,046)
State                                      144              298                -
Foreign                                  1,307              231               21
- - --------------------------------------------------------------------------------
                                           412            1,441           (4,025)
- - --------------------------------------------------------------------------------
DEFERRED:
Federal                                  2,523             (482)          (2,596)
State                                        -                -             (308)
- - --------------------------------------------------------------------------------
                                         2,523             (482)          (2,904)

                                       $ 2,935           $  959          $(6,929)
================================================================================

    Pretax income (loss) from foreign operations amounted to $3,214,000, $1,262,000, and $(10,098,000) for fiscal 1994, 1993, and 1992, respectively.

    The total provision (benefit) for income taxes differs from the amount computed by applying the statutory federal rate of 34% to income (loss) before taxes as follows:

Year ended September 30,
(in thousands)                                          1994             1993             1992
- - ----------------------------------------------------------------------------------------------
Computed expected tax provision (benefit)            $(6,623)          $3,262         $(22,656)
State tax, net of federal benefit                        144              197             (203)
Losses not benefited and income taxed at other
    than U.S. rates                                   10,084                -           14,200
Utilization of operating loss carryforward              (670)          (1,185)               -
Utilization of general business credits                    -             (923)           1,947
Other                                                      -             (392)            (217)
- - ----------------------------------------------------------------------------------------------
                                                     $ 2,935           $  959         $ (6,929)
==============================================================================================

    Effective October 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 ''Accounting for Income Taxes.'' As permitted by SFAS 109, the Company has elected not to restate the financial statements of any prior years. The effect of adoption of this standard was not material to the Company's financial position or results of operations for the year ended September 30, 1994.

Pyramid Technology:  1994 Annual Report     33


    Deferred income taxes reflect tax credit and loss carryforwards and the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of September 30, 1994 are as follows:

Year ended September 30,
(in thousands)                                                    1994
- - ----------------------------------------------------------------------
Deferred tax liabilities:
   Capitalized software development costs and other            $(7,181)
- - ----------------------------------------------------------------------
      Total deferred tax liabilities                            (7,181)
Deferred tax assets:
      Tax credits                                                4,274
      Depreciation                                               1,998
      Special charge and other reserves                         13,193
      Loss carryforwards and other                              10,034
- - ----------------------------------------------------------------------
     Total deferred tax assets                                  29,499
Valuation allowance for deferred tax assets                    (22,318)
- - ----------------------------------------------------------------------
Net deferred taxes                                             $     0
======================================================================

    The valuation allowance increased $9,426,000 in the year ended September 30, 1994. Approximately $3,279,000 of the valuation reserve is related to benefits of stock option deductions which will be allocated directly to additional paid-in capital when realized.

    For federal income tax purposes at September 30, 1994, the Company had $29,100,000 of net operating loss carryforwards which expire in the year 2009. The Company had research and development credit carryforwards of approximately $3,500,000 which expire through the year 2006. The Company had alternative minimum tax credit carryforwards of approximately $800,000 which do not expire. The Company had foreign net operating losses of approximately $2,900,000.

    Significant components of the deferred income tax in the provision for income taxes for the years ended September 30, 1993 and September 30, 1992 are as follows:

Year ended September 30,
(in thousands)                                        1993             1992
- - ---------------------------------------------------------------------------
Depreciation                                         $(754)         $   (10)
Inventory valuation differences                       (241)            (589)
Capitalized software development                       309             (383)
Allowance for doubtful accounts                         (4)             (62)
Unrealized profits on intercompany transactions        (90)              28
Restructuring costs                                   1,061          (1,704)
Deferred revenue                                      (645)              12
Other, net                                            (118)            (196)
- - ---------------------------------------------------------------------------
Total deferred taxes                                 $(482)         $(2,904)
===========================================================================

Pyramid Technology:  1994 Annual Report     34


INDUSTRY SEGMENT, SIGNIFICANT CUSTOMER, AND GEOGRAPHIC INFORMATION

The Company operates in one principal industry segment: the design, manufacture, marketing, and service of high-performance open system servers and related software that combine the advantages of the UNIX multi-user operating system with a system architecture based on the principles of reduced instruction set computing (RISC).

    During fiscal 1994, 1993, and 1992, the Company had export sales of approximately 15%, 18%, and 19% of total revenues, respectively. Export sales by geographic areas were 11%, 14%, and 17% to Europe and 4%, 4%, and 2% primarily to Asia and the Far East as a percentage of total revenues for fiscal 1994, 1993, and 1992, respectively. Dur-ing fiscal 1994, AT&T accounted for 18% ($38,372,000) of the Company's total revenues. Sales to AT&T in fiscal 1993 and 1992 were 17% ($40,676,000) and 20% ($39,297,000), respectively.

    The Company's operations by geographic area are as follows:

                                           United           United            Asia-
(in thousands)                             States          Kingdom          Pacific     Eliminations     Consolidated
- - ---------------------------------------------------------------------------------------------------------------------
1994

Revenues:
Sales to unaffiliated customers          $169,535          $25,411          $23,569        $      -          $218,515
Intercompany sales                         10,986                -                -         (10,986)                -
- - ---------------------------------------------------------------------------------------------------------------------
Total revenues                            180,521           25,411           23,569         (10,986)          218,515
- - ---------------------------------------------------------------------------------------------------------------------
Operating income (loss)                  (27,742)            1,261            1,602           5,579           (19,300)
- - ---------------------------------------------------------------------------------------------------------------------
Identifiable assets                       210,492           14,823            7,026         (41,628)          190,713
- - ---------------------------------------------------------------------------------------------------------------------
1993

Revenues:
Sales to unaffiliated customers           186,883           26,328           20,487               -           233,698
Intercompany sales                         31,691                -                -         (31,691)                -
- - ---------------------------------------------------------------------------------------------------------------------
Total revenues                            218,574           26,328           20,487         (31,691)          233,698
- - ---------------------------------------------------------------------------------------------------------------------
Operating income (loss)                     9,481            1,197             (130)        (1,213)            9,335
- - ---------------------------------------------------------------------------------------------------------------------
Identifiable assets                       216,694           16,928           12,837         (54,801)          191,658
- - ---------------------------------------------------------------------------------------------------------------------
1992

Revenues:
Sales to unaffiliated customers           146,302           24,263           21,661               -           192,226
Intercompany sales                         25,808                -                -         (25,808)                -
- - ---------------------------------------------------------------------------------------------------------------------
Total revenues                            172,110           24,263           21,661         (25,808)          192,226
- - --------------------------------------------------------------------------------------------------------------------
Operating income (loss)                   (55,010)          (4,233)          (5,987)         (1,265)          (66,495)
- - ---------------------------------------------------------------------------------------------------------------------
Identifiable assets                      $193,751          $15,739          $12,631        $(45,930)         $176,191
=====================================================================================================================


    Intercompany sales are accounted for at prices which approximate arm's length transactions and include systems and spare parts.

Pyramid Technology:  1994 Annual Report     35


FINANCIAL INFORMATION BY QUARTER (unaudited)

                                                             First           Second           Third           Fourth
(in thousands, except per share amounts)                   Quarter          Quarter          Quarter          Quarter
- - ---------------------------------------------------------------------------------------------------------------------
1994
Revenues                                                   $60,018          $46,548          $53,812          $58,137
Gross profit                                                24,969           12,599           18,838           23,526
Net income (loss)                                              635          (15,973)          (5,940)          (1,135)
Net income (loss) per share                                   0.05            (1.19)           (0.44)           (0.08)
1993
Revenues                                                   $55,103          $58,024          $60,022          $60,549
Gross profit                                                22,700           24,842           27,175           26,860
Net income                                                     468            1,440            3,334            3,392
Net income per share                                          0.04             0.12             0.25             0.25
- - ---------------------------------------------------------------------------------------------------------------------




REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Pyramid Technology Corporation

We have audited the accompanying consolidated balance sheet of Pyramid Technology Corporation as of September 30, 1994 and 1993, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and signifi-cant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pyramid Technology Corporation at September 30, 1994 and 1993 and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1994 in conformity with generally accepted accounting principles.


                                                      /s/ Ernst & Young
                                                      -----------------


Palo Alto, California
October 25, 1994

Pyramid Technology:  1994 Annual Report     35



REPRESENTATIVE CUSTOMERS

TELECOMMUNICATIONS                  INSURANCE AND HEALTH CARE                  MAJOR COMMERCIAL

Ameritech Services, Inc.            BlueCross BlueShield of                    AFG Management Limited
AT&T                                    Massachusetts                          Ahlsell
Bell Atlantic Corporation           Great-West Life Assurance                  Arnold Clark
Bell Communications                     Company                                British Shoe Corporation
    Research, Inc.                  H. Lee Moffitt Cancer Center &             BSkyB
BellSouth Telecommunications           Research Institute                      Chrysler Corporation
British Telecommunications          Health Information Designs, Inc.           Cott Corporation
C&P Telephone                       John Hancock Mutual Life                   Damark International
Connect, Inc.                           Insurance Co.                          Datapoint
DACOM Corporation                   Nottingham City Hospital Trust             Detroit Diesel
Integretel                          Oxford Health Plan                         Electronic Data Systems Corp.
Korea PC Telecom                    Private Healthcare Systems, Inc.           Equitable Resources
Korea Telecom                       Value Rx Pharmacy Program, Inc.            Fujitsu Australia Limited
MCI                                 Western National Warranty                  Fujitsu ICIM Limited
NOWCOM, LTD                             Corporation                            G. Heileman Brewing
NTT Corporation                                                                   Company, Inc.
Southwestern Bell Telephone         HOSPITALITY & TRANSPORTATION               Geac Computer, Inc.
    Company                                                                    Granada Television
Telecom Australia                   Choice Hotels International                Hyundai Electronics
US West Communications              Dallas/Fort Worth International                Industries Co., LTD
Vodafone, Ltd.                          Airport                                International Computers Limited
                                    Forte Hotels                               Jennings House
FINANCIAL SERVICES                  Hospitality Franchise                      Kuwait Petroleum
                                        Systems, Inc.                          London Weekend Television
AE Sharp                            National Car Rental                        Olivetti Systems & Networks
Chemical Bank                       Qantas Airways                             Oracle Corporation
Churchill Management Services       Red Lion Hotels & Inns                     Pacific Dunlop Corporation
Commonwealth Bank                   Yellow Technology Services                 Rothman Tobacco Australia
Ernst & Young LLP                                                              Sharp Corporation
Fidelity Investments                GOVERNMENT                                 Siemens Nixdorf
Hewitt Associates                                                                  Informationssysteme AG
M&G                                 Carlton University                         Software AG
Morgan Grenfell & Co. Ltd.          City of Mississauga                        Space Systems/Loral
National & Provincial Building      Employment Services (UK)                   SurfAir
    Society                         London Borough of Haringey                 Swedish Air
Novus Financial Corporation         Metropolitan Water District                Tilney
PKA                                     of Southern California                 TSMS
ScotiaMcLeod, Inc.                  Public Works Department  (AUST)            Vernons Pools
Standard & Poor's Compustat         Texas Natural Resources
Stock Holding Corporation of            Conservation Commission
    India, Ltd.                     United States Air Force
Toronto Stock Exchange              United States Army
Trimark Investment                  United States Department of
    Management, Inc.                    Agriculture
                                    United States Department of
                                        Treasury
                                    United States Department of
                                        Veteran Affairs










                                                                               Nile and DC are trademarks and Reliant, OSx,
                                                                               and MIServer are registered trademarks of
                                                                               Pyramid Technology Corp. All other trademarks
                                                                               are the property of their respective owners.



CORPORATE DIRECTORY

BOARD OF DIRECTORS                       Mitchell Mandich                    OTHER INFORMATION
Richard H. Lussier                       Senior Vice President               Independent Auditors
Chairman & Chief Executive Officer       Dr. Raj Nathan                      Ernest & Young LLP
John S. Chen                             Senior Vice President               Palo Alto, California
President & Chief Operating Officer      Kent L. Robertson
Donald E. Guinn (1) (2)                  Senior Vice President, Chief        OUTSIDE LEGAL COUNSEL
Chairman Emeritus                        Financial Officer & Secretary       Wilson, Sonsini, Goodrich, & Rosati, P.C.
Pacific Telesis Group                    S. Boyd Pearce                      Palo Alto, California
Clarence W. Spangle (1) (2)              Vice President
Retired Computer Executive               Allan D. Smirni                     TRANSFER AGENCY AND REGISTRAR
George D. Wells (2) (3)                  Vice President & General Counsel    Chemical Trust Company
President & Chief Executive Officer      William M. Wishart                  Securityholder Relations Department
Exar Corporation                         Vice President                      50 California Street, 10th Floor
John L. Hancock (1) (3)                                                      San Francisco, California 94111
Retired                                  OTHER OFFICERS
Executive Vice President                 S. Joseph Bookataub                 FORM 10-K
Pacific Bell                             Vice President                      A copy of the Pyramid Technology
Paul J. Chiapparone (1) (2)              Richard J. D'Angelo                 Corporation Form 10-K as filed
Senior Vice President                    Vice President                      with the Securities and Exchange
Electronic Data Systems                  Catherine A. Fitzgerald             Commission is available without
Dr. Rudolf Bodo (3)                      Vice President                      charge upon written request to:
Vice President & General Manager,        H. William Gimple
Midrange Systems Unit                    Vice President                      Shareholder Relations
Siemens Nixdorf                          Robert E. Howells                   Pyramid Technology Corporation
Informationssysteme AG                   Vice President                      3860 N. First Street
                                         David J. Koch                       San Jose, California 95134-1702
(1) Member of Audit Committee            Vice President
(2) Member of Compensation Committee     Richard J. Moore                    ANNUAL MEETING
(3) Member of Nominating Committee       Vice President                      The annual meeting of shareholders
                                         James J. Nelson                     will be January 26, 1995 at
EXECUTIVE OFFICERS                       Vice President                      9:00 A.M. at the Westin Hotel
Richard H. Lussier                       Pete E. Pappanastos                 5101 Great America Parkway
Chairman & Chief Executive Officer       Vice President                      Santa Clara, California
John S. Chen                             Stephen S. Weller
President & Chief Operating Officer      Vice President
Edward W. Scott, Jr.
Executive Vice President


STOCK INFORMATION
Pyramid Technology Corporation's Common Stock is quoted on the NASDAQ National Market System under the symbol PYRD. The following table sets forth the range of high and low closing sales prices for the quarters indicated:

                                        Fiscal 1994                         Fiscal 1993
                                  ---------------------------------------------------------
                                   High              Low               High             Low
- - -------------------------------------------------------------------------------------------
First Quarter                   $21 1/4          $12 3/4                $11              $6
Second Quarter                   16 1/4            7 7/8                 17           9 3/4
Third Quarter                         9            5 5/8             20 3/4          11 1/4
Fourth Quarter                   9 3/16            5 1/2             23 1/4          17 1/2
- - -------------------------------------------------------------------------------------------

    The Company had 830 shareholders of record as of September 30, 1994. The Company has not paid cash dividends on its Common Stock and is restricted from doing so by agreements with its lenders and presently intends to continue to retain its earnings for the development of its business.

[LOGO]      PYRAMID
            TECHNOLOGY





Pyramid Technology Corporation
3860 North First Street
San Jose, California  95134-1702